July 24, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Craig D. Wilson

Sr. Asst. Chief Accountant

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	HomeAway, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-35215

Dear Mr. Wilson:

This letter is being submitted on behalf of HomeAway, Inc. (the “Company”) and supplements our July 18, 2013 letter. This letter and our July 18, 2013 letter respond to your letter, dated July 2, 2013, transmitting additional comments of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing and responding to the responses in our letter dated June 17, 2013.

This letter provides the Company’s response to the Staff’s comment number 1 in your letter of July 2, 2013. For your convenience, we have included the text of your comment in bold text, followed by the Company’s response.

General

1.	Comment: We note your response to prior comment 1. Item 5.07(d) of Form 8-K requires you, after your shareholders have voted, to disclose the company’s decision in light of such vote as to how frequently the company will include a shareholder vote on the compensation of executives. For guidance, refer to Section II.B.5 of SEC Release No. 33-9178 (“Item 5.07 of Form 8-K requires an issuer to disclose its decision regarding how frequently it will conduct shareholder advisory votes on executive compensation following each shareholder vote on the frequency of say-on-pay votes”). As an alternative to including this disclosure in an Item 5.07 Form 8-K, General Instruction B.3 to Form 8-K provides that the company may report this information in a periodic report filed after the shareholder vote, and on or before the date that an Item 5.07 Form 8-K would otherwise be due. For guidance, refer to Question 121A.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Exchange Act Form 8-K. We do not agree that this does not implicate General Instruction I.A.3(b) of Form S-3. For guidance, refer to Note 168 of SEC Release No. 33-9178.

Response: The Company acknowledges the Staff’s additional comment and understands the effect on the Company’s ability to utilize Form S-3.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone ((512) 505-1525) or email (latchison@homeaway.com) if you have any comments or questions about this letter.

Sincerely,

/s/ Rebecca Lynn Atchison
Rebecca Lynn Atchison
Chief Financial Officer

Cc:	Ryan Rohn, Staff Accountant
Evan Jacobson, Staff Attorney
Barbara Jacobs, Assistant Director

Paul Tobias
(Wilson, Sonsini, Goodrich & Rosati PC)

Dana Reed
(PricewaterhouseCoopers LLP)

1011 W. Fifth Street, Suite 300, Austin, TX 78703